Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2025

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	Aegonplein 50	(September 30, 2023)
limited by shares	22 Victoria Street	2591 TV	Dutch Chamber of Commerce number: 27076669
	Hamilton HM 12	The Hague	Aegon Limited is a non-resident company under the Dutch
www.aegon.com	Bermuda	The Netherlands	Act Non Residential Companies

Aegon’s press release, dated February 20, 2025, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: February 20, 2025	By	J.H.P.M van Rossum
J.H.P.M van Rossum
Executive Vice President and Head of Corporate Financial Center

February 20, 2025 2H24 results press release

Aegon reports second half year 2024 results

2H 2024 IFRS results

•	Net profit of EUR 741 million as operating result and benefit from the a.s.r. stake are partly offset by restructuring charges and net impairments in the US

•	Operating result of EUR 776 million, up 14% compared with the second half of 2023, reflecting improved experience variance in the US and business growth in the US and asset management

•

Shareholders’ equity per share of EUR 4.53, increases by 13% compared with June 30, 2024, while contractual service margin per share after estimated tax adjustment increases by 5% to EUR 4.38. Valuation equity per share – the sum of these components – grew by 9% to EUR 8.91

2H 2024 capital generation, cash and capital management

•

Operating capital generation before holding funding and operating expenses remained broadly stable at EUR 658 million compared with the second half of 2023. Aegon meets its increased guidance of EUR 1.2 billion for 2024

•

Capital ratios of Aegon’s main units remain above their respective operating levels and Cash Capital at Holding at EUR 1.7 billion per year-end 2024. EUR 200 million share buyback completed in December

•	Free cash flow of EUR 385 million, which includes capital distributions from a.s.r. Full-year free cash flow of EUR 759 million meets guidance of more than EUR 700 million

•	2024 final dividend of EUR 0.19 per common share proposed, an increase of 19% compared with 2023 final dividend

Lard Friese, Aegon CEO, commented:

In 2024, we continued to make good progress with our transformation and are on track to meet the 2025 targets we laid out at our 2023 Capital Markets Day (CMD). We will provide an update on our strategy and new group targets at our next CMD on December 10, 2025, in London. Looking back on the year, I am proud of what the teams achieved, and I am grateful for their hard work.

We have delivered on both our increased guidance for operating capital generation (OCG) of EUR 1.2 billion, and on our free cash flow guidance of more than EUR 700 million for 2024. Our main business units remained well capitalized, and we have generated a full year IFRS operating result of EUR 1.5 billion. Our valuation equity per share, which is a measure of shareholder value, increased by 12% to EUR 8.91.

We continued to execute our strategy to grow our businesses and improve the service we offer to customers. This included the roll-out of a new brand identity across our fully owned units that facilitates improved digital customer experiences. Taking a closer look at our commercial performance in 2024: in the Americas, we strengthened our distribution capabilities as World Financial Group (WFG) grew its number of licensed agents to over 86,000, up 17% compared with the prior year. This contributed to the 22% increase in the operating result of Transamerica’s distribution segment, which reached USD 191 million. Transamerica generated Individual Life sales of USD 473 million, slightly down compared with 2023. The Retirement Plans business experienced outflows but the mid-sized Retirement Plans business continued to grow with strong written plan sales and USD 557 million of net deposits. Throughout the year, we also continued to implement management actions to reduce our exposure to Financial Assets. This included achieving the goals of our program to purchase universal life policies from institutional owners earlier than anticipated.

In the United Kingdom, we are executing the strategy we presented at our June 2024 Teach-In. Our UK Workplace platform performed strongly, with net deposits amounting to GBP 3.7 billion in 2024, due to the onboarding of new schemes and higher regular contributions from existing schemes. While outflows continued in our UK Adviser platform, we are executing our strategy to return the platform to growth by 2028 that includes targeting the top 500 financial adviser firms.

2024 saw our Asset Management business return to growth, with third-party net deposits in Global Platforms and net deposits in Strategic Partnerships combined totaling around EUR 14 billion. This was driven by consecutive net deposits at both businesses during each quarter of 2024.

Our International business saw 15% lower new life sales, mainly driven by pricing actions in China to reflect lower interest rates. At the same time, its value of new business grew by 18%, driven by Brazil and Spain & Portugal, underscoring our focus on profitable growth.

Over the year, we remained disciplined in our management of capital. During the first half of 2024, we completed the EUR 1.535 billion share buyback program. In the second half, we completed a EUR 200 million share buyback program and announced a new EUR 150 million share buyback program, which began in January 2025.

On the basis of our 2024 performance, we today propose a final dividend of 19 eurocents per share. This will result in a total dividend paid for the full-year 2024 of 35 eurocents, up 17% compared with 2023, and means we are on our way to achieve our target of around 40 eurocents per share over 2025.

Please note that all comparisons are versus the second half of 2023 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 30.

February 20, 2025 2H24 results press release

Strategy

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and the United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company. Aegon is taking significant steps to improve its performance and to create sustainable value for all its stakeholders.

Aegon’s businesses in the Americas are divided into Financial Assets and Strategic Assets. Aegon intends to, over time, reduce the capital employed by Financial Assets and grow its Strategic Assets, its partnerships, and the global asset manager. Exposure to businesses outside of Aegon’s core focus has been largely eliminated over recent years.

Throughout its transformation, Aegon aims to maintain a solid capital position in its business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios. This is underscored by Aegon’s capital strength.

The next chapter in Aegon’s strategy is expected to lead to operating capital generation from its units of around EUR 1.2 billion, and of free cash flow of around EUR 800 million by 2025. Aegon targets a dividend per share of around EUR 0.40 over 2025, barring unforeseen circumstances and subject to the necessary approvals. Gross financial leverage is expected to remain around EUR 5 billion.

The company will present an update on its strategy and targets at a Capital Markets Day (CMD) on December 10, 2025, which will be held in London.

February 20, 2025 2H24 results press release

Business update Americas

Aegon Americas Business update				unaudited

USD in millions	Notes	2H 2024	2H 2023%
Distribution KPIs - World Financial Group (WFG)
Number of licensed agents		86,142	73,719	17
Number of multi-ticket agents		36,239	36,232	—
Transamerica’s market share in WFG (US Life)		62%	64%	(4)

Savings & Investments KPIs
Gross deposits Retirement Plans		13,701	12,433	10
Net deposits Retirement Plans		(15,927)	(3,673)	n.m.
of which: net deposits mid-sized Retirement Plans		(609)	179	n.m.
Individual Retirement Accounts AuA		12,723	10,408	22
General Account Stable Value AuM		13,036	11,074	18
Gross deposits Mutual Funds		2,509	2,478	1
Net deposits Mutual Funds		(620)	(991)	37

Protection Solutions KPIs
Term Life		31	38	(17)
Whole Life		31	24	31

Traditional Life		62	61	2
Indexed Universal Life		166	191	(13)

New life sales (recurring plus 1/10 single) Individual Life	2	229	253	(10)

Traditional Life		3	2	49
Universal Life		24	23	7

New life sales (recurring plus 1/10 single) Workplace Life	2	27	25	10

New premium production Workplace Health		48	45	7
Net deposits Indexed Annuities		968	284	n.m.
Financial Assets KPIs
Capital employed in Financial Assets (at operating level)		3,383	3,875	(13)
Net deposits Variable Annuities		(3,074)	(2,620)	(17)
Net deposits Fixed Annuities (excluding SPGAs)		(512)	(587)	13
Variable Annuities dynamic hedge effectiveness ratio (%)[1]		99%	99%	—
LTC actual to expected claim ratio (%) (IFRS based)		101%	91%	11
NPV of LTC rate increases approved since end 2022		571	245	133

[1]	Dynamic hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

February 20, 2025 2H24 results press release

Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate its growth and become America’s leading middle market life insurance and retirement company. Transamerica’s Strategic Assets are grouped into three business segments: Distribution, Savings & Investments and Protection Solutions. The results of Financial Assets are presented as a fourth segment. Non-insurance businesses are reflected in Distribution and Savings & Investments, while Protection Solutions and Financial Assets contain the insurance businesses.

During the second half of 2024, we continued to execute on our strategy with World Financial Group (WFG), Transamerica’s wholly owned life insurance agency, further expanding its market reach and benefiting from increased annuity sales. The Retirement Plans segment showed strong written sales although it experienced outflows, while Individual Life sales decreased. The program to purchase universal life policies from institutional owners was successfully completed, although funding remains available for further potential additional purchases if these are economically favorable.

Strategic Assets business update: Distribution

Transamerica’s Distribution business segment consists of WFG and Transamerica Financial Advisors. Transamerica’s ambition is to increase the number of WFG agents to 110,000 by 2027, while simultaneously improving agent productivity.

At the end of 2024, WFG’s number of licensed agents grew to 86,142 licensed agents, an increase of 17% compared with the end of 2023. This reflected the successful training of recruits to become licensed agents. In the second half of 2024, WFG has also implemented a new activation program that provides training and other forms of support for newer agents to improve their productivity more quickly. The number of multi-ticket agents – those selling more than one life policy per 12 months – remained stable with 36,239 agents.

WFG’s total new life sales in the US and Canada amounted to USD 310 million in the second half of 2024, which is a decrease of 10% compared with the prior year period. Over the same period, WFG’s third-party annuity product sales increased by 17%, leading to gross deposits of USD 1.7 billion.

In the second half of 2024, Transamerica’s market share in the WFG distribution channel in the US amounted to 62% for life products, a decrease of 2%-points compared with the same period last year. Transamerica continues to further develop its dedicated service provision for WFG agents and its products that are tailored to the US middle market.

Strategic Assets business update: Savings & Investments

Transamerica’s Savings & Investments business segment includes Retirement Plans, Mutual Funds, and Stable Value Solutions. The growth focus lies in recordkeeping and investment services for US defined contribution plans and individual retirement accounts (IRAs), as well as advice to plan participants. The Retirement Plan business aims to increase profitability by growing assets in the General Account Stable Value and IRA allocations, focusing on mid-sized and pooled plans, and delivering managed advice and other ancillary products and services.

Net deposits

Retirement Plans reported net outflows of USD 15.9 billion in the second half of 2024 compared with USD 3.7 billion of net outflows in the same period of 2023. This increase was driven by large-market plans, where net outflows amounted to USD 16.1 billion in the period and were largely driven by the discontinuance of two large, low-margin recordkeeping contracts previously noted in the third quarter trading update. Gross deposits in large-market plans increased compared with the second half of last year, but were more than offset by contract discontinuances and higher participant withdrawals.

February 20, 2025 2H24 results press release

Net outflows for mid-sized plans amounted to USD 0.6 billion, compared with net deposits of USD 0.2 billion in the second half of 2023. The decrease resulted from higher withdrawals as positive equity markets increased the gross value of outflows, as well as the negative impact from contract discontinuances, which was only partially offset by an increase in gross deposits.

Part of the eligible participant withdrawals from both large-market and mid-sized plans were rolled over to IRAs in an effort to consolidate assets and retain customers, which generated USD 0.8 billion of net deposits during the reporting period.

Net outflows for Mutual Funds amounted to USD 0.6 billion in the second half of 2024, compared with outflows of USD 1.0 billion in the second half of 2023. This mainly reflected lower withdrawal rates as gross deposits in both periods remained at a similar level.

Account balances

Account balances in Retirement Plans increased by 5% to USD 224 billion at the end of 2024, driven by favorable market movements, up from USD 214 billion at year end 2023. Mid-sized plans accounted for USD 54 billion of the total account balances in Retirement Plans as of December 31, 2024, an increase of 13% compared with the level at year-end of 2023, as a result of both favorable market movements and net deposits.

Transamerica aims to grow and diversify revenue streams by expanding both the General Account Stable Value product and IRAs to USD 16 billion and USD 18 billion of assets under management, respectively, by 2027. Assets under management in the General Account Stable Value product increased by 18% compared with the end of year 2023 to USD 13 billion at the end of the reporting period. Over the same period, IRA account balances increased by 22% to USD 13 billion as of December 31, 2024, driven by efforts to retain assets from retirement plans, additional customer deposits, and favorable markets over the past year.

Strategic Assets business update: Protection Solutions

Transamerica’s Protection Solutions business segment includes insurance businesses covering Individual Life, Individual Health, Workplace Life, Workplace Health, and Indexed Annuities lines of business. The Indexed Annuities line of business includes registered index-linked annuities (RILA) and fixed indexed annuities (FIA). Transamerica is investing in its product manufacturing capabilities and operating model to position its Protection Solutions business for further growth in the US middle market, with distribution through both WFG and third parties.

New life sales

Transamerica targets around USD 750 million of annual new life sales in Individual Life by 2027. In the second half of 2024, Individual Life new life sales totaled USD 229 million, a decrease of 10% compared with the prior year period. This was mainly driven by lower indexed universal life sales through the WFG distribution channel. WFG represented 67% of total Individual Life sales in the second half of 2024, a decrease of 4%-points compared with the same period last year, as new life sales through other channels increased. Term life product sales decreased given continued competitive pressures, which was more than offset by an increase in whole life final expense sales.

Workplace Life new life sales increased by 10% to USD 27 million in the second half of 2024 compared with the same period of 2023, due to higher sales staff productivity.

New premium production Workplace Health

New premium production for Workplace Health insurance amounted to USD 48 million in the second half of 2024, an increase of 7% compared with the same period of 2023, driven by higher voluntary benefits sales.

February 20, 2025 2H24 results press release

Net deposits Indexed Annuities

Net deposits for Indexed Annuities products amounted to USD 968 million in the second half of 2024. Of that total, RILA products contributed net deposits of USD 995 million, compared with USD 329 million in the same period of 2023. The increase was driven by further enhancing the wholesale distribution capacity and improving sales productivity. Based on market data for the first nine months of 2024, this positions Transamerica as a top 10 player in terms of RILA sales in the US market.

Update on Financial Assets

Financial Assets are blocks of business that are capital intensive with relatively low returns on the capital employed. Transamerica is actively managing Variable Annuities with interest rate sensitive riders, Fixed Annuities including Single Premium Group Annuities (SPGAs), the legacy Universal Life book, and Long-Term Care portfolios as Financial Assets.

Transamerica is taking in-force management actions on Financial Assets that are expected to reduce the capital employed together with the organic run-off of the portfolio to USD 2.2 billion by year-end 2027. On December 31, 2024, Financial Assets had USD 3.4 billion of capital employed, a decrease of USD 0.7 billion compared with December 31, 2022, which is the reference date for this target. Of this decrease, USD 0.5 billion was achieved in 2024. The decrease was mainly driven by favorable market impacts in the variable annuities portfolio, the run-off of the portfolios, and management actions such as the earlier expansion of the dynamic hedging program for the Variable Annuities guaranteed benefits to include the lapse and mortality margins, as well as the reinsurance of a universal life portfolio.

Universal Life

The legacy Universal Life portfolio includes universal life policies with and without secondary guarantees. In addition, Transamerica has reinsured a Universal Life portfolio from Transamerica Life Bermuda. The portfolio is in run-off with policies maturing or being surrendered over time. Consequently, the net face value of this portfolio – which reflects the face value of policies issued to policyholders adjusted for reinsurance coverage – decreased to USD 47 billion at the end of December 2024 compared with USD 51 billion at the end of 2023. Transamerica’s program to purchase institutionally owned policies has helped to reduce the exposure.

In the second half of 2024, Transamerica achieved its target to purchase at least 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force at the end of 2021, locking in claims cost and reducing the mortality risk of the overall portfolio. The program achieved the investment target at Aegon’s hurdle rates three years ahead of plan. At the same time, funding remains available for potential additional opportunistic purchases.

So far, Transamerica has terminated around two thirds of the purchased face value. Of this, one third was terminated in the second half of 2024 with a one-time unfavorable capital impact of around USD 300 million. The dedicated Transamerica entity that purchased these policies has returned part of its associated equity funding with a one-time favorable capital impact of USD 150 million. These actions had a combined unfavorable impact on the RBC ratio of 8%-points in the second half of 2024. The remaining universal life policies purchased from institutional owners will be terminated over time. Over time, the capital impacts are expected to be offset by avoiding a drag on future operating capital generation from these policies, as previously guided for at Aegon’s 2023 CMD.

February 20, 2025 2H24 results press release

Long-Term Care

Transamerica is actively managing its Long-Term Care business, primarily through premium rate increase programs. The company continues to work with state regulators to obtain approvals for pending and future actuarially justified rate increases. At its 2023 CMD, Aegon announced its intention to achieve approvals for an additional net present value of USD 700 million of premium rate increases. The total value of premium rate increases approved by state regulators since the beginning of 2023 amounts to USD 571 million, which is 82% of the target. Claims experience continues to track well with assumptions, with the actual-to-expected claim ratio – which includes reserve changes – being mildly unfavorable at 101% in the second half of 2024.

Variable Annuities

The portfolio of Variable Annuities with significant interest sensitive riders is a legacy block that will run off over time, and that has been de-risked by dynamically hedging the market risk associated with guaranteed benefit riders, including the statutory lapse and mortality margins. The hedge program was 99% effective in the second half of 2024, continuing its strong track record of managing the financial market risks embedded in the guarantees.

Net outflows in Variable Annuities amounted to USD 3.1 billion in the second half of 2024, compared with net outflows of USD 2.6 billion in the same period last year, in line with expectations. Gross deposits in Variable Annuities increased to USD 0.9 billion from USD 0.6 billion in the prior year period, mainly from growing sales in a variable annuity product with limited guarantees. This was more than offset by higher withdrawals and surrenders.

Fixed Annuities

The Fixed Annuities portfolio is a Financial Asset that will run off relatively quickly over time. Net outflows in the Fixed Annuities book amounted to USD 0.5 billion in the reporting period, compared with net outflows of USD 0.6 billion in the same period of last year, driven by surrenders and withdrawals. In addition, a portfolio of Single Premium Guaranteed Annuities (SPGAs) is managed as a Financial Asset and had net outflows of USD 0.1 billion in the second half of 2024, which was the same as compared with the prior year reporting period.

February 20, 2025 2H24 results press release

Business update United Kingdom

United Kingdom Business update				unaudited

GBP in millions	Notes	2H 2024	2H 2023%
Adviser Platform		(1,768)	(1,921)	8
Workplace Platform		1,980	308	n.m.

Total Platform		211	(1,613)	n.m.
Institutional		(1,360)	(533)	(155)
Traditional products		(992)	(672)	(48)

Net deposits / (outflows)	6	(2,141)	(2,818)	24

Adviser Platform		51,603	50,537	2
Workplace Platform		63,210	53,272	19

Total Platform		114,812	103,809	11
Institutional		74,779	68,910	9
Traditional products		30,687	30,312	1

Assets under Administration		220,279	203,030	8

In the United Kingdom, Aegon aims to become the leading digital savings and retirement platform provider in the workplace and adviser markets.

Strategic developments

In April 2023, Aegon announced the sale of its UK individual protection book to Royal London, which supports Aegon’s strategy to focus on its core activities in the UK. The Part VII transfer of the individual protection policies was completed on July 1, 2024.

Business update

Net deposits

Net deposits in the Workplace platform amounted to GBP 2.0 billion in the second half of 2024, compared with net deposits of GBP 0.3 billion in the same period of 2023. The increase in net deposits benefited from continued growing levels of inflows due to the onboarding of new schemes and higher regular contributions from existing schemes, while the prior year period was negatively impacted by the departure of a large, low-margin scheme. For the Adviser platform, net outflows amounted to GBP 1.8 billion in the second half of 2024, compared with net outflows of GBP 1.9 billion in the prior year period. This reflected continued elevated levels of customer withdrawals, and ongoing consolidation and vertical integration in non-target adviser segments. As outlined at our June 2024 Teach-In, we have several initiatives in place that aim to return the Adviser platform to growth by 2028, including improving the platform experience and targeting of our top 500 financial advisers.

Net outflows in Traditional products amounted to GBP 1.0 billion, compared with net outflows of GBP 0.7 billion in the same period of 2023, as this book gradually runs off. For the Institutional business, net outflows amounted to GBP 1.4 billion in the second half of 2024, compared with GBP 0.5 billion net outflows in the same period of 2023.

February 20, 2025 2H24 results press release

Assets under administration

Total Platform Assets under Administration (AuA) consisting of the Workplace platform and the Adviser platform, increased by 11% to GBP 115 billion compared with December 31, 2023. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 8% to GBP 220 billion. The increase in AuA was mostly driven by market movements in the period.

February 20, 2025 2H24 results press release

Business update International

International Business update				unaudited

EUR in millions	Notes	2H 2024	2H 2023%
Spain & Portugal		18	21	(11)
China		26	22	21
Brazil		68	85	(20)
TLB and others		13	11	18

New life sales (recurring plus 1/10 single)	2,6	126	139	(9)
New premium production accident & health insurance		35	36	(2)
New premium production property & casualty insurance		33	31	5

In Spain & Portugal, China, and Brazil, Aegon is investing in profitable growth. Aegon is maximizing Transamerica Life Bermuda’s (TLB) value, while continuing to make profitable sales on a selective basis. TLB’s closed block of universal life insurance liabilities is reinsured by Transamerica.

Business update

New life sales

New life sales decreased to EUR 126 million in the second half of 2024, down 9% compared with the second half of 2023.

•

New life sales in Spain & Portugal decreased by EUR 2 million to EUR 18 million, due to lower sales in Spain’s protection business. This was partly compensated by higher sales in single premium products linked to consumer loans.

•

New life sales in China increased by EUR 5 million to EUR 26 million, driven by strong sales in anticipation of a regulatory pricing change that went into effect late in the third quarter. This followed a first pricing reform in July 2023.

•	New life sales in Brazil decreased by EUR 17 million to EUR 68 million, mainly driven by unfavorable exchange rate movements. In addition, the prior year period saw very strong sales.

•	For TLB and others, new life sales increased by EUR 2 million to EUR 13 million benefiting from enhanced product offerings and distribution.

New premium production for non-life business

New premium production for accident & health insurance amounted to EUR 35 million, which remained broadly stable compared with the second half of 2023.

New premium production for property & casualty insurance amounted to EUR 33 million, an increase of 5% compared with the second half of 2023, driven by higher unemployment protection sales linked to consumer loans in Spain.

February 20, 2025 2H24 results press release

Business update Asset Management

Asset Management				unaudited

Business update

EUR in millions	Notes	2H 2024	2H 2023%
General Account		1,300	1,884	(31)
Affiliate		(3,804)	(375)	n.m.
Third-party		4,089	(47)	n.m.

Global Platforms		1,585	1,462	8
Strategic Partnerships		1,851	(2,112)	n.m.

Net deposits / (outflows)	6	3,436	(650)	n.m.

Annualized revenues gained / (lost) on net deposits - Global Platforms		8.7	—	n.m.
General Account		71,216	70,024	2
Affiliate		39,231	39,674	(1)
Third-party		156,996	139,821	12

Global Platforms		267,443	249,519	7
Strategic Partnerships		64,196	55,483	16

Assets under Management		331,639	305,002	9

Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets, and by increasing the share of proprietary investment solutions in its affiliate business.

Strategic developments

Aegon AM continues to further simplify its activities in Global Platforms to improve efficiency and profitability. Its focus lies on three core competencies: alternative fixed income assets and real assets, being a recognized leader in responsible investing and helping partners with retirement and fiduciary solutions to build market leading retirement platforms. As a result, Aegon AM is rationalizing its product set and has taken cost reduction measures.

Business update

Net deposits

Third-party net deposits in Global Platforms amounted to EUR 4.1 billion in the second half of 2024, compared with net outflows of EUR 47 million in the same period of 2023. The net deposits in the second half of 2024 were mostly driven by strong fund performance of alternative fixed income, which also benefited from the asset management partnership with a.s.r. The other main contributors to net deposits were retirement funds in the UK and the Netherlands, both driven by fixed income.

Net deposits in Strategic Partnerships amounted to EUR 1.9 billion in the second half of 2024, compared with net outflows of EUR 2.1 billion in the same period last year, and were mainly driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The net deposits were mostly from money market funds, mainly due to a collaboration with a consumer finance platform, and were partly offset by net outflows from mutual funds. Net deposits in La Banque Postale AM contributed to net deposits in Strategic Partnerships as well, despite the impact of continued withdrawals of low margin business from a former shareholder.

February 20, 2025 2H24 results press release

Net deposits from the General Account amounted to EUR 1.3 billion in the second half of 2024, compared with net deposits of EUR 1.9 billion in the prior year period.

Net outflows from Affiliate amounted to EUR 3.8 billion in the second half of 2024, compared with net outflows of EUR 0.4 billion in the same period of 2023. The increase in net outflows resulted mainly from a fund modernization effort in the UK, which led to terminating a lower margin fund. The modernization is expected to drive additional inflows in future years.

Annualized revenues gained / (lost) on net deposits

Annualized revenues gained on net deposits for Global Platforms amounted to EUR 8.7 million in the second half of 2024, mainly driven by third-party net deposits.

Assets under management

Assets under management increased by EUR 27 billion compared with December 31, 2023, to EUR 332 billion at the end of the second half of 2024. The increase was mainly driven by the impact of favorable markets and third-party net deposits. Favorable currency movements contributed as well.

February 20, 2025 2H24 results press release

Capital position

Aegon Ltd.				unaudited

Main capital ratios

in millions	Notes	2024 Dec. 31	2024 Jun. 30%
United States (USD)
Available capital		8,042	8,075	—
Required capital		1,817	1,810	—

US RBC ratio		443%	446%

Scottish Equitable plc (UK SE) (GBP)
Own funds		2,206	2,373	(7)
SCR		1,187	1,257	(6)

UK SE solvency II ratio		186%	189%

Aegon Ltd. (EUR)
Group eligible own funds		14,030	14,155	(1)
Consolidated Group SCR		7,466	7,462	—

Group solvency ratio	7,8	188%	190%

Aegon Ltd.				unaudited

Capital generation

EUR in millions	Notes	2H 2024	2H 2023%
Earnings on in-force		793	799	(1)
Release of required		252	213	18
New business strain		(388)	(351)	(10)

Operating capital generation before holding funding and operating expenses[1]		658	660	—

Americas		396	428	(7)
United Kingdom		113	87	30
International		86	108	(20)
Asset Management		62	38	66

Operating capital generation before Holding and other activities		658	660	—
Holding and other activities		(147)	(120)	(23)

Operating capital generation after Holding and other activities		510	540	(6)

One-time items		(67)	653	n.m.
Market impacts		147	30	n.m.

Capital Generation		590	1,222	(52)

[1]	The OCG split has been revised to reflect methodological changes specific to AUK. The total OCG remains unchanged.

February 20, 2025 2H24 results press release

Americas				unaudited

Capital generation

USD in millions	Notes	2H 2024	2H 2023%
Distribution		71	80	(11)
Savings & Investments		137	87	58
Protection Solutions[1]		466	429	9
Financial Assets		(60)	33	n.m .

Earnings on in-force		614	630	(2)
Release of required		219	143	53
New business strain		(404)	(309)	(31)

Operating capital generation		429	464	(7)
One-time items		(361)	(50)	n.m.
Market impacts		148	48	n.m.

Capital generation		217	461	(53)
Strategic Assets		302	349	(14)
Financial Assets		128	115	11

Operating capital generation		429	464	(7)

EoIF Retirement Plans (included in EoIF Savings & Investments)		87	34	156
EoIF Individual Life (included in EoIF Protection Solutions)[2]		348	351	(1)

[1]	Includes various tax and corporate items not directly attributable to Protection Solutions business.
[2]	2023 comparative numbers have been amended to reflect the inclusion of River Ridge Insurance Company in Individual Life.

Aegon Ltd.				unaudited

Cash Capital at Holding

EUR in millions	Notes	2H 2024	2H 2023%
Beginning of period		2,090	1,315	59%
Americas		263	258	2%
United Kingdom		59	57	5%
International		91	89	2%
Asset Management		29	75	(61%)
a.s.r. dividends		73	68	7%
a.s.r. share buy backs		30	—	n.m .

Proceeds from a.s.r.		103	68	51%
Holding and other activities		—	—	—

Gross remittances		546	546	—
Funding and operating expenses		(160)	(118)	(36%)

Free cash flow		385	429	(10%)
Divestitures and acquisitions		(15)	2,201	n.m.
Capital injections		(18)	(28)	38%
Capital flows from / (to) shareholders		(728)	(1,092)	33%
Net change in gross financial leverage		—	(500)	n.m.
Other		10	63	(84%)

End of period		1,725	2,387	(28%)

February 20, 2025 2H24 results press release

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses that create value for its customers, shareholders, and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

Capital ratios

US RBC ratio

The estimated RBC ratio in the US decreased from 446% on June 30, 2024, to 443% on December 31, 2024, remaining above the operating level of 400%. The decrease was driven by several factors. First, the termination of a portfolio of universal life policies that were previously purchased from institutional owners had a one-time unfavorable impact on the RBC ratio of 8%-points, taking into account the repayment of part of the equity funding used to acquire these policies. Second, one-time items and management actions reduced the RBC ratio by 8%-points in the reporting period. This mainly arose from restructuring expenses from the implementation of the new Individual Life operating model and a contribution to the own employee pension plan. Market movements had an 8%-points positive impact on the RBC ratio in the second half of 2024. Operating capital generation from operating entities applying the RBC framework had a positive contribution of 21%-points to the RBC ratio, which was partly offset by remittances to the Holding, which had a 16%-points impact.

At the end of 2024, the US RBC ratio has become more sensitive to market movements driven by flooring of reserves on Variable Annuities and inadmissibility of deferred tax assets.

UK SE solvency II ratio

The estimated UK solvency II ratio for Scottish Equitable plc decreased from 189% on June 30, 2024, to 186% on December 31, 2024, and remained above the operating level of 150%. The positive impacts from operating capital generation and the annual assumption updates were more than offset by the negative impacts from remittances, a previously announced model refinement and some smaller one-time items, including investments to improve the business.

Group solvency ratio

The estimated group solvency ratio decreased from 190% on June 30, 2024, to 188% on December 31, 2024. This reflected the proposed 2024 final dividend, the new EUR 150 million share buyback program, and a fungibility haircut on the own funds of the Chinese insurance joint venture, Aegon THTF Life Insurance Company. Total capital generation after holding funding and operating expenses amounted to EUR 590 million. This included market movements with a positive impact of EUR 147 million, mostly driven by the US. Furthermore, one-time items were unfavorable at EUR 67 million, and notably included the unfavorable impact of management actions in the US in the third quarter, while also reflecting positive impacts from the a.s.r. stake.

Operating capital generation

Operating capital generation for Aegon amounted to EUR 658 million before holding funding and operating expenses in the second half of 2024, compared with EUR 660 million in the prior year period. Both periods were impacted by overall favorable items that increased operating capital generation.

Earnings on in-force amounted to EUR 793 million, a decrease of 1% compared with the second half of 2023. This included an increase in Aegon AM, reflecting business growth and the impact from favorable markets, and a decrease in the US.

February 20, 2025 2H24 results press release

Release of required capital amounted to EUR 252 million, an increase of 18% compared with the prior year period.

This reflected the impact of elevated required capital releases in the US, partially offset by lower release of required in International, mainly from China.

New business strain amounted to EUR 388 million, an increase of EUR 37 million compared with the second half of last year. The increase in new business strain from the Americas as a consequence of continued business growth in Strategic Assets was partially offset by lower new business strain from International reflecting changes in product mix in TLB and a regulatory change in China.

The operating capital generation for Aegon before holding funding and operating expenses in the second half of 2024 contained some favorable items. In the US, higher new business strain, unfavorable claims experience, and some other variances amounted to around EUR 10 million, while, in the UK, lower new business strain, underwriting, and other variances benefited operating capital generation by around EUR 30 million. In International, the operating capital generation benefited by around EUR 12 million from favorable underwriting experience variance and lower new business strain.

Holding funding and operating expenses amounted to EUR 147 million in the second half of 2024, an increase of EUR 27 million as the prior year period benefited from an elevated cash position driven by the proceeds from the a.s.r. transaction.

Americas

In the Americas, operating capital generation decreased by 7% to USD 429 million in the second half of 2024. This compared with USD 464 million in the same period of last year, which included around USD 50 million of favorable non-recurring items. The second half of 2024 benefited from around USD 11 million favorable non-recurring items in aggregate.

New business strain, which constitutes a drag on operating capital generation, amounted to USD 404 million in the reporting period, compared with USD 309 million in the same period of 2023. Primarily, this was driven by continued growth of the Retirement Plans business, which had larger deposits into the General Account Stable Value allocation in the period. Secondly, the new business strain also increased in Protection Solutions, mainly from strong growth in RILA sales. The release of required capital increased to USD 219 million in the second half-year of 2024 from USD 142 million in the same period last year. The increase in the second half of 2024 was mainly the result of non-recurring required capital releases of around USD 40 million following actions to lower the investment and asset concentration risk.

February 20, 2025 2H24 results press release

Earnings on in-force decreased by 2% to USD 614 million in the second half of 2024, compared with USD 630 million in the same period of last year. While the prior year period saw unfavorable claims experience of USD 79 million largely from mortality claims, claims experience was USD 60 million unfavorable in the second half of 2024. Mortality claims experience was USD 50 million unfavorable and morbidity claims experience was USD 10 million unfavorable.

•

In Protection Solutions, earnings on in-force amounted to USD 466 million, an increase of 9% compared with the second half of 2023. Claims experience was comparable in both periods. The higher earnings on in-force resulted from business growth as well as expense and operational variances of around USD 50 million in the reporting period, while the increase was partly offset by favorable non-recurring items in the second half of 2023. Individual Life contributed USD 348 million earnings on in-force to the business segment, roughly the same amount as in the prior year period.

•

Savings & Investments reported USD 137 million of earnings on in-force in the second half of 2024, compared with USD 87 million in the prior year period. This was driven by higher fee revenues from higher account balances and higher investment income in Retirement Plans, which benefited from favorable markets and led to USD 87 million of earnings on in-force in this line of business.

•

The Distribution business segment contributed USD 71 million to earnings on in-force compared with USD 80 million in the prior year period. Continued growth of WFG was more than offset by a reallocation of a tax item related to this segment as of 2024.

•

The Financial Assets business segment reported an earnings on in-force loss of USD 60 million in the second half-year of 2024. This compared with a gain of USD 33 million earnings on in-force in the prior year period, which benefited from a larger one-time item. Mortality claims experience variance was USD 35 million unfavorable from multiple large claims in Universal Life, while morbidity claims experience was USD 4 million favorable during the current reporting period.

In summary, Strategic Assets contributed USD 302 million of operating capital generation in the second half of 2024 compared with USD 349 million in the prior year period. The decrease was on balance mainly driven by a higher new business strain, partly offset by higher earnings on in-force. Financial Assets reported USD 128 million of operating capital generation in the period, compared with USD 115 million in the second half of 2023. The increase was mainly driven by higher release of required from lower investment risk and a more favorable claims experience, partly offset by lower other earnings on in-force.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at Holding decreased during the second half of 2024 from EUR 2,090 million to EUR 1,725 million. This decrease was largely due to EUR 728 million of capital returns to shareholders, consisting of the 2023 final dividend, the 2024 interim dividend and EUR 207 million of share buybacks. Free cash flow during the second half of 2024 amounted to EUR 385 million and included the 2024 interim dividend from a.s.r. and Aegon’s participation in a share buyback program by a.s.r. Other items combined had a negative impact of EUR 23 million, mainly driven by capital injections in the business units of EUR 18 million.

February 20, 2025 2H24 results press release

2024 final dividend

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. At its 2023 CMD, Aegon set a target for dividend growth to around EUR 0.40 per common share over 2025. The Board of Directors will, in the absence of unforeseen circumstances, propose a final dividend for 2024 of EUR 0.19 per common share at the Annual General Meeting of Shareholders to be held on June 12, 2025. If approved, and in combination with the interim dividend of EUR 0.16 per share paid over the first half of 2024, Aegon’s total dividend over 2024 will amount to EUR 0.35 per common share. This represents an increase of EUR 0.05 or 17% compared with the total dividend per common share over 2023.

If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend on June 16, 2025. The record date for the dividend will be June 17, 2025, and the dividend will be payable as of July 7, 2025.

Share buyback programs

On May 16, 2024, Aegon announced the beginning of a EUR 200 million share buyback program. The share buyback program commenced on July 8, 2024, and was completed on December 13, 2024.

On November 15, 2024, Aegon announced a new EUR 150 million share buyback program, consistent with its policy to return excess Cash Capital at Holding to shareholders in the absence of value-creating opportunities. The share buyback program commenced on January 13, 2025, and is expected to be completed by June 30, 2025, barring unforeseen circumstances.

In line with its previously announced intention, Aegon has canceled 71 million of common shares (consisting of both common and common shares B) in December 2024. As a consequence, Aegon has a total of 2,006,185,232 shares issued on the date of this press release consisting of 1,652,797,432 common shares and 353,387,800 common shares B.

February 20, 2025 2H24 results press release

Results overview

Aegon Ltd.				unaudited

Results overview
EUR in millions	Notes	2H 2024	2H 2023%
Distribution		89	71	25
Savings & Investments		121	110	9
Protection Solutions		308	228	35
Financial Assets		35	69	-49

Americas		553	479	15
United Kingdom		104	103	1
Spain & Portugal		47	45	4
China (ATHTF)		11	6	73
Brazil		26	25	—
TLB		14	28	(49)
Other		(5)	(4)	(16)

International		93	100	(8)
Global Platforms		1	12	(95)
Strategic Partnerships		77	59	31

Asset Management		94	71	34
Holding and other activities		(68)	(72)	6

Operating result	1	776	681	14

Fair value items		64	65	(2)
Realized gains / (losses) on Investment		9	(564)	n.m.
Net impairments		(163)	4	n.m.

Non-operating items		(91)	(495)	82
Other income / (charges)	4	159	(270)	n.m.

Result before tax		843	(85)	n.m.
Income tax		(103)	85	n.m.

Net result		741	—	n.m.

Interest on financial leverage classified as equity after tax		(38)	(24)	(59)

Net result after interest on financial leverage classified as equity after tax		703	(24)	n.m.

Average common shareholders’ equity		6,862	7,682	(11)
Return on Equity[1]	3	16.4%	14.1%
Americas		806	788	2
United Kingdom		214	195	10
International		65	62	5
Asset Management		201	192	5
Holding and other activities		71	67	6

Addressable expenses[2]	5	1,356	1,303	4

Operating expenses		1,594	1,535	4

[1]	Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity.
[2]	Adressable expenses for all reporting periods are reported at constant currency at the current period YTD foreign exchange rate.

February 20, 2025 2H24 results press release

Aegon Americas				unaudited

Operating result

USD in millions	Notes	2H 2024	2H 2023%
Operating result non-insurance business		227	190	19

Release of CSM		409	404	1
Release of Risk Adjustment		95	89	8
Experience variance on claims		33	(104)	n.m.
Experience variance on expenses		(37)	(39)	6
Experience variance - other (i.e. premium / acquisition costs)		9	(36)	n.m.
Onerous contracts		(189)	(82)	-130

Insurance service result		321	231	39
Insurance investment return on assets (incl. surplus)		1,652	1,683	(2)
Investment expenses on liabilities (net of reinsurance)		(1,445)	(1,483)	3

Insurance net investment result		207	200	3
Other insurance result		(156)	(102)	(52)

Operating result insurance business		372	329	13

Operating result	1	599	519	15

Aegon Ltd.				unaudited

New business

EUR in millions	Notes	2H 2024	2H 2023%
New business value[1]
Americas		266	201	32
United Kingdom		17	18	(8)
International		66	47	40

Group new business value		348	266	31

Americas		199	159	25
United Kingdom		9	9	(1)
International (Spain & Portugal and TLB)		5	(3)	n.m.

IFRS new business value		212	165	29

MCVNB - Americas (Retirement Plans)		67	42	61
MCVNB - United Kingdom (IFRS 9 pension business)		8	9	(15)
MCVNB - International (Spain & Portugal short-term insurance business, China and Brazil)		61	49	23

MCVNB		135	100	35

[1]	New business value reflects the sum of the IFRS new business value and MCVNB.

February 20, 2025 2H24 results press release

Operating result

Aegon’s operating result increased 14% compared with the second half of 2023 to EUR 776 million, mostly driven by the Strategic Assets in the Americas, reflecting business growth and more favorable claims experience, partly offset by more onerous contracts and a reclassification in Financial Assets. Results also improved in the asset management business, reflecting business growth and a few one-time benefits.

Americas

The operating result from the Americas increased by 15% to EUR 553 million in the second half of 2024 compared with EUR 479 million in the same period in 2023. In local currency, it increased by USD 80 million to USD 599 million. An increase of the operating result was recorded in all three Strategic Asset business segments, reflecting business growth. This was partly offset by a decrease in the operating result of Financial Assets from onerous contracts driven by unfavorable experience variances and the run-off of the portfolio. The mortality claims experience was favorable across all lines of business in the reporting period following the assumption update in the first half of 2024.

The operating result of the Distribution business segment increased by 25% to USD 96 million in the second half of 2024, compared with the second half-year of 2023. This increase was largely driven by WFG’s increased annuity sales volumes, resulting in higher net commission revenues and higher revenue sharing income from third-party product providers.

In the Savings & Investments business segment, the operating result increased by 10% to USD 131 million in the second half of 2024, compared with the same period of the prior year. This was mainly driven by Retirement Plans which experienced a 9% increase of revenues in the reporting period compared with the second half of 2023. This was mainly driven by an increase in fees on higher average account balances, and more investment revenue from a higher asset volume invested at improved returns in the general account stable value fund. This was only partly offset by higher technology and employee expenses to support the growth of the business. Revenues in Mutual Funds increased by 1% over the same period due to higher fees on higher average asset balances driven by market performance. The Stable Value Solutions line of business recorded USD 10 million lower revenues over the same period due to a reduction of the revenue generating investment balance resulting from contract terminations, as well as participant withdrawals.

The operating result of the Protection Solutions business segment increased by 35%, or USD 87 million, to USD 334 million in the second half of 2024, compared with the second half-year of 2023, driven by portfolio growth. The net investment result contributed USD 72 million to this increase and reached USD 239 million in the second half of 2024. Compared with the second half of 2023, higher investment balances and higher book yields in a favorable market environment increased investment income, and were partly offset by higher interest accretion on liabilities following the assumption updates in the first half of the year. The operating result increased also from a growing CSM balance. This increased the release of CSM, which in the second half of 2024 amounted to USD 159 million. Experience variance on claims, expenses, and other items was USD 22 million favorable, after being broadly neutral in the prior reporting period. The increase in operating result was partly offset by unfavorable impacts of USD 29 million on onerous contracts in the second half of 2024, mainly from further cohorts of older Term Life policies becoming onerous due to elevated post level-term lapses. Onerous new business decreased the operating result of Protection Solutions by USD 14 million in the second half of 2024.

February 20, 2025 2H24 results press release

The operating result of the Financial Assets segment decreased by USD 37 million to USD 38 million in the second half-year of 2024, compared with USD 75 million in the second half of 2023. The decrease was mostly driven by a more unfavorable experience from onerous contracts, which amounted to a USD 147 million unfavorable impact in the second half of 2024 compared with USD 56 million unfavorable in the prior year period. In the second half of 2024, around a third of the impact was driven by unfavorable reserve changes due to premium variances in the Universal Life book. Another third of the impact resulted from unfavorable lapse behavior in the reinsured Universal Life portfolio of TLB following pronounced interest rate movements in Asia, but was offset in the Holdings segment, as a consequence of the internal reinsurance transaction. The remainder related largely to the reclassification of interest accretion for onerous Variable Annuities contracts from fair value items to operating result. This had an unfavorable, recurring impact of USD 35 million in this half-year period with an offset in fair value items leading to no impact on the net result. Furthermore, the net investment result decreased from a gain of USD 28 million in the second half of 2023 to a loss of USD 32 million in the current reporting period. The decrease was partly driven by a USD 28 million one-time gain in the second half-year of 2023 related to a methodology update in Variable and Fixed Annuities. In addition, general account asset levels decreased from the run-off of the book and, as a result, the associated investment income decrease was partly offset by lower accretion of interest on liabilities. The decrease of the operating result was partially offset by less unfavorable experience variances in the reporting period. Mortality claims experience was USD 20 million favorable to expectations in the second half-year of 2024, while morbidity claims experience was broadly in line. The run-off of the book further reduced the release of CSM by USD 32 million compared with the second half of 2023, to USD 250 million in the reporting period.

United Kingdom

The operating result from the UK for the second half of 2024 was EUR 104 million, or GBP 87 million in local currency, compared with GBP 89 million in the prior year period. The operating result benefited from business growth and a higher CSM release. Favorable markets led to increased revenues but this was more than offset by higher hedging costs and reduced interest income on own cash. Furthermore, losses incurred in the prior year period relating to the Protection book have not repeated in the second half of 2024 following the sale of the business on 1 July 2024. Combined, these impacts led to a small decrease of the operating result.

International

The operating result for the International segment decreased by 8% to EUR 93 million in the second half of 2024, compared with the second half of 2023. This was mainly driven by a lower operating result in TLB resulting from a lower asset balance as a consequence of remittances following the reinsurance transaction between TLB and Transamerica. This was partly offset by higher operating results in the other International units. The operating result in China increased, benefiting from improved persistency and lower expenses. In Spain & Portugal, the operating result benefited from expense management and higher gross written premiums partially offset by less favorable claims experience. The operating result in Brazil remained stable, as the positive impacts from business growth and favorable claims experience were offset by unfavorable exchange rate movements and higher expenses.

February 20, 2025 2H24 results press release

Asset Management

The operating result from Aegon AM amounted to EUR 94 million in the second half of 2024, an increase of 34% compared with the same period of 2023, driven by both Global Platforms and Strategic Partnerships. The operating result increased in Global Platforms reflecting business growth, including the expansion of the CLO business and a one-time benefit. It also benefited from favorable markets which drove higher management fees. This was partially offset by higher expenses from increased employee expenses. In Strategic Partnerships, the operating result increased driven by lower expenses and a one-time revenue benefit from AIFMC, which more than offset the impact from adverse market conditions in China. LBP AM’s operating result slightly decreased, driven by a one-time item.

Holding

The operating result from the Holding was a loss of EUR 68 million. The result from the Holding improved by EUR 4 million compared with the second half of 2023, and mainly reflected funding and operating expenses. The result included a benefit resulting from an internal reinsurance transaction between Transamerica and TLB, offsetting a negative impact in the US. This benefit more than offset the impact of lower returns on Cash Capital at Holding due to a lower balance.

Non-operating items

The loss from non-operating items amounted to EUR 91 million in the second half of 2024, mainly due to net impairment losses, with a partial offset from fair value gains.

Fair value items

Fair value items constituted a gain of EUR 64 million, mainly driven by the Americas.

In the Americas, gains from the dynamic hedging of the Variable Annuities riders amounted to EUR 114 million driven by hedge gains. Fair value investments recorded a loss of EUR 40 million, mainly driven by the underperformance of private equity investments. Furthermore, Indexed Universal Life hedging resulted in unfavorable impacts of EUR 43 million, driven by an accounting mismatch between the asset returns and the projected crediting rate methodology.

Realized losses on investments

Realized losses on investments amounted to EUR 9 million and were driven by the Americas, where normal trading activity resulted in losses of EUR 3 million.

Net impairments

Net impairments amounted to EUR 163 million, of which EUR 166 million came from the Americas. Two thirds of impairments in the Americas were related to expected credit loss (ECL) balance increases for bonds and mortgages following more pessimistic ECL economic scenario outputs leading to increases in expected losses. In addition, the ECL reserve increased by EUR 31 million from a small number of downgrades and defaults mainly from real estate related assets. The remainder of the ECL reserve increase was driven by the purchase of new assets.

February 20, 2025 2H24 results press release

Other income

Other income amounted to EUR 159 million, and was mainly driven by the result from Aegon’s stake in a.s.r. of EUR 299 million, partly offset by charges from the Americas and, to a lesser extent, by charges from Aegon Asset Management and the UK.

Other charges in the Americas amounted to EUR 91 million in the second half of 2024. These were driven by restructuring charges and investments related to the Life operating model of EUR 80 million in the reporting period.

Other charges in Aegon Asset Management and in the UK totaled EUR 45 million and were driven by restructuring and investments in the transformation of these businesses, while for the UK a partial offset was recorded from the completion of the divestment of the Protection book.

Net result

The result before tax amounted to EUR 843 million, as the positive impacts from operating result and Other income were only partly offset by non-operating items. The income tax for the period amounted to EUR 103 million and includes recurring beneficial impacts such as the dividend received deduction and tax credits in the US. The net result, therefore, was EUR 741 million.

Expenses

Addressable expenses increased by EUR 53 million on a constant currency basis when compared with the second half of 2023, to EUR 1,356 million. The increase reflects inflationary impacts and was mainly driven by the Americas and the UK. In the Americas, addressable expenses increased from an increasing number of employees and from expenses related to the implementation of the Life operating model and other initiatives, partly offset by lower accruals for performance related compensation compared with the prior year. For the UK, this reflects higher employee expenses including the onboarding of Nationwide’s financial planning teams.

Operating expenses increased by 4% compared with the second half of 2023 to EUR 1,594 million. In addition to higher addressable expenses, this was mainly driven by higher restructuring expenses in the US for investments in the Life operating model and other initiatives, with Transamerica largely completing the insourcing of key functions.

New business value

With the introduction of IFRS 17, Aegon uses two measures for valuing new business. For insurance products accounted for under IFRS 17, Aegon calculates an “IFRS new business value,” which is defined as the CSM added as a result of writing profitable new life insurance business, offset by the loss associated with any new onerous contracts issued, both after tax and reinsurance. For other products for which Aegon has traditionally reported a market consistent value of new business (MCVNB), but that are not captured by IFRS new business value, Aegon continues to calculate an MCVNB. The two measures combined comprise new business value.

Aegon’s total new business value amounted to EUR 348 million in the second half of 2024, compared with EUR 268 million in the second half of 2023. In the second half of 2024, it included IFRS new business value of EUR 212 million, and MCVNB of EUR 135 million. IFRS new business value increased mainly from higher profitability of US individual life products. MCVNB increased mainly from higher sales and a more favorable business mix in the Retirement Plans line of business in the Americas.

February 20, 2025 2H24 results press release

Americas

The new business value in the Americas amounted to EUR 266 million or USD 288 million, an increase of 32% compared with the second half of 2023.

In the second half of 2024, the IFRS new business value increased by 25% to USD 216 million. Protection Solutions reported USD 197 million new business value compared with USD 153 million in the second half of 2023. The main driver for this increase was a repricing and more favorable economics of the Indexed Universal Life product, which offset its lower sales volumes. Traditional Life products contributed to the increase of the new business value mainly from more favorable economics and slightly higher sales volumes. Growing sales volumes of the RILA product also added to the increase of IFRS new business value. The IFRS new business value of Financial Assets decreased by 5% to USD 18 million in the second half-year of 2024, compared with the second half-year of 2023, and was entirely driven by sales of a variable annuity product with limited guarantees, where the effect of higher sales volumes was offset by unfavorable rate and expense assumption updates.

The MCVNB for Retirement Plans increased by USD 27 million to USD 72 million in the second half of 2024, compared with the prior year period. This was driven by higher sales volumes and a favorable change in business mix, which included a large pooled plan sale, a higher contribution from the General Account Stable Value investment options, and increased new business in IRA accounts. This was partly offset by expense assumption changes and unfavorable changes to modelled risk-free rates.

United Kingdom

In the UK, total new business value amounted to EUR 17 million in the second half of 2024, a decrease of EUR 1 million compared with the second half of 2023.

IFRS new business value remained stable at EUR 9 million in the second half of 2024. New business generated during the period was driven by upgrades of traditional products to the digital platforms, which will reduce over time. The remainder of the new business generated on the platform businesses is not reported under IFRS 17.

The MCVNB for the pension business of the UK that is accounted for under IFRS 9 decreased from EUR 9 million in the second half of 2023 to EUR 8 million in the second half of 2024. This decrease was mainly driven by the impact of an assumption update.

International

The new business value in International amounted to EUR 66 million, an increase of EUR 19 million compared with the second half of 2023.

The IFRS new business value of International – which encompasses all the new business in TLB and the longer-term business in Spain & Portugal – amounted to EUR 5 million, an increase of EUR 7 million compared with the second half of 2023. This was driven by higher sales linked to consumer loans in Spain as well as higher sales and an improved product mix in TLB.

February 20, 2025 2H24 results press release

The MCVNB of International – which represents the new business value created in China and Brazil, and the short-term business in Spain & Portugal – amounted to EUR 61 million in the second half of 2024, an increase of EUR 11 million compared with the prior year period. This was driven by Brazil and reflected the impact of updated assumptions.

February 20, 2025 2H24 results press release

Balance sheet items

Aegon Ltd.				unaudited

Balance sheet items

EUR in millions	Notes	2024 Dec. 31	2024 Jun. 30%
Shareholders’ equity		7,215	6,554	10
Shareholders’ equity per share		4.53	4.02	13

Gross financial leverage		5,201	5,122	2
Gross financial leverage ratio (%)		26.5%	27.5%

Americas		5,520	5,310	4
United Kingdom		1,271	1,306	(3)
International		182	142	28
Eliminations		1	29	(96)

Contractual Service Margin (CSM)[1] (proforma after tax)		6,975	6,787	3
Contractual Service Margin (CSM) per share[1] (pro-forma after tax) _		4.38	4.17	5

[1]	On IFRS basis, i.e. excluding joint ventures & associates.

Aegon Ltd. Contractual Service Margin (CSM)			unaudited

EUR in millions	Notes	2H 2024	2H 2023%
CSM balance at beginning of period		8,748	8,302	5
New business		293	236	24
CSM release		(498)	(471)	(6)
Accretion of interest		119	111	7
Claims and policyholder experience variance		(163)	56	n.m.
Non-financial assumption changes		(32)	272	n.m.
Non-disaggregated risk adjustment		54	(256)	n.m.
Market impact on unhedged risk of VFA products		184	355	(48)
Net exchange differences		287	(97)	n.m.
Transfer to disposal groups		—	(25)	n.m.
Other movements		1	(231)	n.m.

CSM balance at end of period		8,990	8,251	9

February 20, 2025 2H24 results press release

Aegon Americas					unaudited

Contractual Service Margin (CSM)

USD in millions		2H 2024			2H 2023
	Notes	Strategic Assets	Financial Assets	Total	Total
CSM balance at beginning of period		3,141	4,110	7,251	7,168
New business		265	25	290	232
CSM release		(159)	(250)	(409)	(404)
Accretion of interest		50	71	121	115
Claims and policyholder experience variance		46	(86)	(40)	73
Non-financial assumption changes		40	(70)	(29)	260
Non-disaggregated risk adjustment		28	13	41	(253)
Market impact on unhedged risk of VFA products		32	24	56	186
Other movements		—	1	1	(253)

CSM balance at end of period		3,443	3,838	7,282	7,125

Shareholders’ equity

As of December 31, 2024, shareholders’ equity was EUR 7.2 billion, which is EUR 0.7 billion higher than on June 30, 2024. The increase in equity was driven by the net result and favorable currency movements in the second half of 2024, which more than offset the capital distributions to shareholders. On a per share basis, shareholders’ equity increased by 13% to EUR 4.53 in the second half of 2024.

Gross financial leverage

Gross financial leverage increased by EUR 0.1 billion in the second half of 2024, to EUR 5.2 billion. This increase was driven by the strengthening of the US dollar against the euro.

Contractual Service Margin (CSM)

The CSM amounted to EUR 9.0 billion per December 31, 2024, and increased by EUR 0.2 billion compared with June 30, 2024. In the second half of 2024, the CSM per share after estimated tax adjustment has increased by 5% from EUR 4.17 to EUR 4.38.

New business contributed EUR 293 million to the CSM, driven by business growth in the US. The CSM release of EUR 498 million was mainly driven by the run-off of the Financial Assets in the Americas and the traditional book in the UK.

Claims and policyholder experience reduced CSM by EUR 163 million mainly driven by the UK, mostly from repricing activity on Workplace schemes. Non-financial assumption changes decreased the CSM by EUR 32 million, driven by assumption updates in the UK and the US. Markets had a favorable impact for products accounted for under the variable fee approach (VFA) – primarily the unit-linked business in the UK and variable annuities in the US – increasing the CSM by EUR 184 million. Various other items, notably favorable impacts from exchange rate changes and interest accretion, increased the CSM by EUR 461 million.

February 20, 2025 2H24 results press release

Americas

In the Americas, the CSM balance at the end of the second half-year of 2024 amounted to EUR 7.0 billion, or USD 7.3 billion in local currency, an increase of USD 31 million compared with June 30, 2024. An increase of the CSM balance in the Protection Solutions business segment (Strategic Assets) was largely offset by a decrease in the CSM for Financial Assets.

Reflecting Transamerica’s strategy to grow the Strategic Assets, the CSM balance of Protection Solutions increased by USD 303 million during this half-year to USD 3,443 million at the end of 2024. This was mainly driven by new business which contributed USD 265 million to the CSM, compared with USD 207 million in the prior year period, as well as from accretion of interest of USD 50 million and favorable market impacts on Variable Universal Life products. Other movements increased the CSM balance by USD 113 million, of which claims and policyholder experience contributed USD 46 million. This more than offset the release of CSM of USD 159 million in the current period.

The CSM balance of Financial Assets decreased by USD 272 million in the same period to USD 3,838 million at the end of the second half of 2024, mainly driven by the run-off of the book. The CSM release of USD 250 million more than offset the CSM added from accretion of interest of USD 71 million, new business of USD 25 million, and market impacts and accretion on Variable Annuities of USD 24 million. Other movements decreased the CSM balance by USD 142 million, of which claims and policyholder experience variances, mainly from market driven impacts on Variable Annuities, decreased the CSM by USD 86 million.

February 20, 2025 2H24 results press release

Additional information

Presentation

The conference call presentation is available on aegon.com.

Supplements

Aegon’s second half 2024 Financial Supplement and other supplementary documents are available on aegon.com.

Webcast and conference call including Q&A

The webcast and conference call starts at 9:00 am CET. The audio webcast can be followed on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin on the confirmation screen, and you will also receive an email with the call details and your personal pin to enter the conference call. The link becomes active 15 minutes prior to the scheduled start time. To avoid any unforeseen connection issues, it is recommended to make use of the “Call me” option. Approximately two hours after the conference call, a replay will be available on aegon.com.

Click to join

With “Call me”, there’s no need to dial-in. Simply click the following registration link and select the option “Call me”. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the “Click to join” function, dial-in numbers are also available. For passcode: you will receive a personal pin upon registration.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free); or +31 970 102 86838 (toll)

Financial calendar 2025

First quarter 2025 trading update – May 16, 2025

Annual General Meeting – June 12, 2025

Second half 2025 results – August 21, 2025

Third quarter 2025 trading update – November 13, 2025

Capital Markets Day – December 10, 2025

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com. More information can be found at aegon.com.

Contacts

Media relations	Investor relations
Richard Mackillican	Yves Cormier
+31(0) 6 27411546	+31(0) 70 344 8028
richard.mackillican@aegon.com	yves.cormier@aegon.com

February 20, 2025 2H24 results press release

Notes (1 of 3)

1)

Segment total operating result, operating result after tax, income tax (including joint ventures (jv’s) and associated companies) and result before tax (including jv’s and associated companies) are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. With the exception of Aegon’s stake in a.s.r.. The result of associate a.s.r. is included in Other income / (charges). Aegon believes that these non-IFRS measures provide meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results and that can make the comparability from period to period difficult.

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Director which is regarded as the chief operating decision maker.

Segment information						unaudited

	Second half 2024			Second half 2023
EUR in millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated
Operating result after tax	600	308	908	567	126	693
Tax on operating result	(176)	46	(130)	(114)	58	(56)
Operating result	776	262	1,038	681	68	749
Fair value items	64	(2)	62	65	9	73
Realized gains/ (losses) on investments	9	(12)	(3)	(564)	(27)	(591)
Net impairments	(163)	3	(160)	4	2	6

Non-operating items	(91)	(11)	(102)	(495)	(16)	(511)
Other income / (charges)	159	(299)	(141)	(270)	(108)	(378)
Result before tax	843	(48)	795	(85)	(56)	(140)
Income tax from certain proportionately Consolidated joint ventures and associates included in income before tax	48	(48)	—	56	(56)	—
Income tax (expense) / benefit	(103)	48	(55)	85	56	140
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(48)	48	—	(56)	56	—

Net result	741	—	741	—	—	—

Segment information				unaudited

	First half 2024
EUR in millions	Segment total	Joint ventures and associates eliminations	Consolidated
Operating result after tax	576	25	602
Tax on operating result	(l33)	53	(79)
Operating result	709	(28)	68l
Fair value items	(272)	1	(271)
Realized gains / (losses) on investments	(45)	(5)	(50)
Net impairments	(72)	4	(68)

Non-operating items	(389)	—	(389)
Other income / (charges)	(403)	(24)	(427)
Result before tax	(83)	(53)	(136)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(53)	53	—
Income tax (expense) / benefit	18	53	70
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(53)	53	—

Net result	(65)	—	(65)

February 20, 2025 2H24 results press release

Notes (2 of 3)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
4)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
5)	Reconciliation of the non-IFRS measure addressable expenses to operating expenses, the most directly comparable IFRS measure.

Aegon Ltd.			unaudited
Expenses

EUR in millions	2H 2024	2H 2023%
Insurance related employee expenses	314	316	(l %)
Non insurance related employee expenses	617	570	8%
Insurance related administrative expenses	254	262	(3%)
Non insurance related administrative expenses	409	386	6%

Operating expenses for IFRS reporting	1,594	1,534	4%

Discontinued operations - intercompany elimination	—	—	n.m.
Operating expenses related to joint ventures and associates	107	132	(19%)

Operating expenses in result of operations	1,701	1,666	2%

Operating expenses related to joint ventures and associates	(107)	(132)	19%
Amounts attributed to insurance acquisition cashflows	(25)	(23)	(9%)
Deferred operating acquisition expenses	—	—	n.m.
Restructuring expenses	(125)	(103)	(21%)
Operational improvement plan expenses	(82)	(104)	21%
Acquisition and disposals	—	(1)	n.m.
Netting of expenses/income	(4)	(4)	—
FX effect constant currency	(2)	5	n.m.

Addressable expenses	1,356	1,303	4%

6)	New life sales and net deposits / (outflows) data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
7)

Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model. After the transition period, Aegon will fully adopt the Bermudian solvency framework. The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions.

8)	The Group solvency ratio is not final until filed with the regulator. The Group solvency capital calculation is subject to supervisory review on an ongoing basis.
9)	The numbers in this release are unaudited.

February 20, 2025 2H24 results press release

Notes (3 of 3)

Aegon Ltd.
Exchange rates
	EUR/USD		EUR/GBP
	2024	2023	2024	2023
Full year YTD income statement (average rate)	1.0821	l.0813	0.8467	0.8698
First half YTD income statement (average rate)	1.0811	1.0806	0.8547	0.8763
Full year balance sheet (closing rate)	1.0355	1.1047	0.8268	0.8665
First half year balance sheet (closing rate)	1.0718	1.0910	0.8478	0.8581

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws;

•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

February 20, 2025 2H24 results press release

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows, and Aegon may be unable to adopt to and apply new technologies;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and

•	Other risks and uncertainties identified in the Form 20-F and in other documents filed or to be filed by Aegon with the SEC.

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2023 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC , AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.